APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Tipsy Lady Inc.
Income Statement - unaudited
For the periods ended 12-31-20

	Current Period
	31-Dec-20
REVENUES	
Sales	$ -
Other Revenue	-
TOTAL REVENUES	**-**
COST OF GOODS SOLD	
Cost of Sales	-
Supplies	-
Other Direct Costs	-
TOTAL COST OF GOODS SOLD	-
GROSS PROFIT (LOSS)	-
OPERATING EXPENSES	
Bank Service Charges	-
Business Licenses and Permits	-
Insurance	-
Miscellaneous Expense	-
Office Supplies	-
Professional Services - Legal, Accounting	-
Salaries	-
Payroll Taxes and Benefits	-
Utilities	-
TOTAL OPERATING EXPENSES	-
OPERATING PROFIT (LOSS)	-
INTEREST (INCOME), EXPENSE & TAXES	
Interest (Income)	-
Interest Expense	-
Income Tax Expense	-
TOTAL INTEREST (INCOME), EXPENSE & TAXES	-
NET INCOME (LOSS)	$ -

Tipsy Lady Inc.
Balance Sheet - unaudited
For the period ended 12/31/20

	Current Period
	31-Dec-20
ASSETS	
Current Assets:	
Cash	$ -
Inventory	-
Total Current Assets	-
Fixed Assets:	
Furniture and Equipment	-
Computer Equipment	-
Less: Accumulated Depreciation	-
Total Fixed Assets	-
Other Assets:	
Other Assets	-
Total Other Assets	-
TOTAL ASSETS	$ -
LIABILITIES	
Current Liabilities:	
Accounts Payable	$ -
Business Credit Cards	-
Current Portion of Long-Term Debt	-
Total Current Liabilities	-
Long-Term Liabilities:	
Notes Payable	-
Mortgage Payable	-
Less: Current portion of Long-term debt	-
Total Long-Term Liabilities	-
EQUITY	
Capital Stock/Partner's Equity	-
Net Income (Loss)	-
Total Equity	-
TOTAL LIABILITIES & EQUITY	$ -

Tipsy Lady LLC
Profit and Loss (P&L) Statement
[USD $ millions]

	2021	2022	2023	2024
Revenue stream CEO loan	245,000.0	-	-	-
Revenue stream 2	-	-	-	-
Returns, Refunds, Discounts	-	-	-	-
Total Net Revenue	**245,000.0**	**-**	**-**	**-**
Cost of Goods Sold	-	-	-	-
Gross Profit	**245,000.0**	**-**	**-**	**-**
Expenses				
Advertising & Promotion	8,003.0	-	-	-
Tradeshow/events	50.0	-	-	-
Photoshoot/Marketing	1,320.0	-	-	-
Depreciation & Amortization	-	-	-	-
Insurance	1,590.0	-	-	-
Test batch run 250 gallon Rum punch		-	-	-
Rum Punch Turnkey run		-	-	-
Mimosa and Mojito turn key run		-	-	-
Formulation #1	22,630.0	-	-	-
Park Street	1,500.0	-	-	-
Speakeasy	5,433.9	-	-	-
UPC codes				
Diversity Certifications		-	-	-
Legal	3,712.5			
COGS	12,816.4			
Cansource	2,410.4			
Lewisburg 4 pack	5,078.0			
Lab testing	1,204.0	-	-	-
Travel	355.0			
Packaging/logo/brand kit	10,500.0			
Ninth Planet	7,070.3	-	-	-
Shipping/freight	1,373.0			
Website	7,000.0	-	-	-
Consultant RTR		-	-	-
Launch Pad	7,500.0			
Total Expenses	237,246.5	-	-	-
Net	**7,753.5**	**-**	**-**	**-**

TIPSY LADY, INC.
Balance Sheet - unaudited
For the period ended 12/31/2021

	Current Period
	31-Dec-21
ASSETS	
Current Assets:	
Cash	$ 245,000.00
Inventory	-
Total Current Assets	245,000.00
Fixed Assets:	
Furniture and Equipment	-
Computer Equipment	-
Less: Accumulated Depreciation	-
Total Fixed Assets	-
Other Assets:	
Other Assets	-
Total Other Assets	-
TOTAL ASSETS	$ 245,000.00
LIABILITIES	
Current Liabilities:	
Accounts Payable	$ -
Business Credit Cards	-
Current Portion of Long-Term Debt	-
Total Current Liabilities	-
Long-Term Liabilities:	
Notes Payable	245,000.00
Mortgage Payable	-
Less: Current portion of Long-term debt	-
Total Long-Term Liabilities	245,000.00
EQUITY	
Capital Stock/Partner's Equity	-
Net Income (Loss)	-
Total Equity	-
TOTAL LIABILITIES & EQUITY	$ 245,000.00

I, Tonisha Gilliard, certify that:

1. The financial statements of Tipsy Lady included in this Form are true and complete in all material respects; and
2. The tax return information of Tipsy Lady included in this Form reflects accurately the information reported on the tax return for Tipsy Lady for the fiscal years ended 2020 and 2021 (most recently available as of the Date of this Form C).

Signature   *Tonisha Gilliard*

Name: Tonisha Gilliard

Title: CEO